Exhibit 99.2

Guangshen Railway Announces 2012 Interim Results

Records First Half Net Profit of RMB678 million

(Hong Kong, August 28, 2012 — Guangshen Railway Company Limited (“Guangshen Railway” or the “Company”) (HKEx Share Code: 525; SSE Share Code: 601333; American Depositary Shares (“ADS”) Ticker Symbol: GSH) today announced its unaudited operating results for the six months ended June 30, 2012 (the “Period”) of the Company and its subsidiaries (the “Group”).

During the Period, operating revenue of the Company reached RMB7,011 million, an increase of 1.11% year-on-year. Profit from operations was RMB990 million, down 23.71% compared to RMB1,298 million in the same period last year. Profit attributable to equity holders amounted to RMB678 million, 25.87% lower compared to RMB915 million in the same period last year. Basic earnings per share came to RMB0.10. The board of directors of the Company does not recommend the payment of any interim dividend for 2012.

Guangshen Railway said, “In the first half of 2012, the PRC economy has slowed down under the combined influence of complicated and variable domestic and overseas market conditions. Facing the lower demand for railway transportation industry and the unfavorable operating environment caused by the dilution of client base by Express Rail Links, the management has rallied staff in its ongoing drive to boost marketing activities, re-align the transportation organization, enhance the transportation resources and explore growth opportunities in the railway operating services. These measures have helped the Company successfully realized the safety and stability of transportation production and a moderate increase in the transportation revenue. However, due to higher labor costs, train repair expenses and other operating costs, profitability has been impacted.”

During the Period, the Company recorded passenger delivery volume of 42.4157 million persons, marking a year-on-year decrease of 6.65%. Revenue from passenger transportation decreased 4.24% year-on-year to RMB3,742 million. Of this amount, the passenger delivery volumes of Guangzhou-Shenzhen trains, long-distance trains and Through Trains amounted to 18.0451 million, 22.5599 million and 1.8106 million persons, respectively, marking year-on-year decreases of 7.08%, 7.02% and an increase of 3.12%, respectively. The three operations realised revenues of RMB1,195 million, RMB2,321 million and RMB225 million, respectively, marking year-on-year decreases of 7.46%, 3.17% and an increase of 3.10%, respectively.

The lower passenger delivery volume and revenue of Guangzhou-Shenzhen intercity trains were mainly due to slowing growth of the PRC economy, especially in the Pearl River Delta, leading to lower demand in the passenger transportation market. Meanwhile, factory inspection was required for certain “CRHs” that had reached grade four mileage, capping the number of trains in service. The train schedule of Guangzhou-Shenzhen intercity trains was adjusted from March 8 this year to ensure operating safety of the trains, leading to fewer train pairs in operation and longer travel time and running train intervals, which in turn lowered the operating capacity of the trains.

In respect of long-distance trains, the passenger delivery volume and revenue were also impacted by slowing economic growth in the PRC, leading to lower demand in the passenger transportation market. This was compounded by competition arising from the higher frequency of the Wuhan-Guangzhou Express Rail Link which diluted the customer base. More stringent controls on passenger train overloading, implemented since the Spring Festival to comply with safety regulations and guarantee service quality, also capped business volume to a certain extent.

In respect of Through Trains, passenger delivery volume and revenue both recorded growth. This was mainly due to more passengers travelling between mainland China, Hong Kong and Macau for purposes such as business, leisure, shopping and visiting relatives under the growing economic and trade ties between mainland China, Hong Kong and Macau, as well as the influence of the gradual renminbi appreciation. All these stimulated the growth of passenger delivery volume and Through Train revenue.

During the Period, freight tonnage (outbound and inbound) was 30,555,883 tonnes, a dip of 5.48% year-on-year and generating revenue of RMB673 million, up 4.62% year-on-year. Outbound freight tonnage grew 1.16%, with revenue up 18.94% year-on-year. This was mainly due to higher coal imports by domestic enterprises spurred by falling international coal prices, which which contributed to a higher volume of coal-related freights delivered by railway transportation from the Pearl River Delta region to the mainland. In addition, the increase in the consolidated freight transportation price by approximately RMB1.00 cent per tonne kilometer from May 20, 2012 also led to rising revenue of inbound freight transported.

Revenue of railway network usage and services and other transportation services rose by 11.10% year-on-year, mainly due to the increase in services provided to the other railway lines, which boosted the growth in related revenues.

Looking forward to its developments in the second half of 2012, the Company said: “The current economic growth has slowed, and ‘stable growth’ will become the prime macro-economic policy objective of the Chinese government. It is expected that under the effect of such policies, the Chinese economy will likely retrace a gradualupward growth momentum, and the railway passenger and freight operations will also grow steadily. The Company will leverage the market opportunities and aggressively develop the principal businesses of passenger and freight transportation. This includes increasing marketing efforts for passenger transportation, actively exploring new growth avenues in the passenger transportation market, and enhancingconsolidation of freight transportation resources. Meanwhile, we will also aggressively explore the railway operation services business, implement comprehensive safety risk management and reinforce construction of safety infrastructure, to promote the harmonious development of all aspects of the Company.”

2012 Interim Results Main Accounting Data:

	For the six months ended June 30, 2012 (RMB’000)	For the six months ended June 30, 2011 (RMB’000)	Change (%)
Total revenue	7,011,191	6,934,121	1.11
Revenue from Railroad Businesses
Passenger	3,741,970	3,907,597	(4.24)
Freight	672,522	642,805	4.62
Railway network usage and other transportation related services	2,147,003	1,932,422	11.10
Operating expenses
Railroad businesses	(5,667,916)	(5,212,699)	8.73
Other businesses	(431,628)	(430,297)	0.31
Profit of operations	990,032	1,297,704	(23.71)
Profit attributable to Equity holders of the Company	678,449	915,252	(25.87)
Earnings per share for profit attributable to the equity holders of the Company during the year - Basic (RMB Yuan)	0.10	0.13	(23.08)

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About Guangshen Railway Company Limited

Guangshen Railway Company Limited was established in March 1996. The H shares and ADS issued by the Company were listed on The Stock Exchange of Hong Kong Limited and the New York Stock Exchange in May 1996. In December 2006, the Company returned to the A share market and successfully listed its shares on the Shanghai Stock Exchange. The Company is currently the only PRC railway enterprise with its shares listed on the Shanghai, Hong Kong and New York stock exchanges. The Company is engaged in the railway passenger business between Shenzhen, Guangzhou and Pingshi, providing Guangzhou-Shenzhen inter-city train service, long-distance passenger transportation service, freight transportation service, and the Hong Kong Through Train passenger service in cooperation with MTR Corporation in Hong Kong, as well as entrustment transportation service for other domestic railway companies. As at June 30, 2012, the Company operated 217 pairs of passenger trains in accordance with its daily train schedules, including 96 pairs of Guangzhou-Shenzhen trains (includes 16 pairs of spare trains), 13 pairs of Hong Kong Through Trains (Canton-Kowloon Through Train: 11 pairs, Zhaoqing-Kowloon Through Train: 1 pair and Beijing (Shanghai)-Kowloon Trough Train: 1 pair), and 108 pairs of long-distance trains.

For further enquiries, please contact

Guangshen Railway Company Limited	Hill + Knowlton Strategies Asia
Mr. Guo Xiangdong	Ms. Daphne Chan
Tel: (86755) 2558 8150	Tel: (852) 2894 6217
Fax: (86755) 2559 1480	Email: daphne.chan@hkstrategies.com
Ms. Grace Deng	Ms. Lucinda Mao
Tel: (86755) 2558 8150	Tel: (852) 2894 6254
Fax: (86755) 2559 1480	Email: lucinda.mao@hkstrategies.com